Exhibit 99.1
Rediff.com Reports Results for the Fourth Quarter and Fiscal Year Ended March 31, 2010
Mumbai, India, May 19, 2010,
Rediff.com’s quarter ended March 31, 2010 global revenues grew 11% compared to the same quarter previous year and 5% on a quarter over quarter sequential basis. India revenues grew 18% for the quarter ended March 31, 2010 compared to the same quarter previous year and 11% quarter over quarter sequentially.
Total registered users grew 15% to 89.5 million compared to the same quarter previous year.
“This past quarter, January- March 2010, has sent signals that the online advertising market in India is starting to recover after nearly three consecutive quarters. Advertisers in the Finance, Education, IT products, Electronics among categories who had stayed away or reduced their online budgets during the past three quarters are now back. This is reflected in our India Online advertisement revenues for the quarter increasing 29% on a year-over-year basis and 15% on a sequential basis. This increase in revenues is despite us foregoing all ads on our home page,” said Ajit Balakrishnan, Chairman and CEO, Rediff.com.
In the last two quarters, we took a number of steps to improve the customer experience on our site including removal of ads from our homepage and reduction of intrusive and non-contextual ads on other pages. We are beginning to see the positive impact of these changes reflected in the growth of our unique users.
Rediff.com’s unique user base at the end of the year ended March 31, 2010 grew by 17% compared to the same quarter previous year and by 5% on a quarter to quarter sequential basis, in comparison, the Internet market in India grew at a slower pace of 14% in the Year ended March 31, 2010 over the same quarter previous year and 3% on a quarter to quarter sequential basis, as reported by ComScore Media Metrix.
We continue our focus on product development and brand building. We have recently launched our new Rediffmail. Our social media initiative MyPage has quickly gained traction among internet users.
As in the past few quarters, we propose to continue investing 1 to 1.5 million dollars per quarter in the next 2 -3 quarters to maintain the momentum in user growth. In doing this we hope to increase our user base and in turn revenues in the next few quarters.
Our cash balance of $ 44.7 million as of March 31, 2010 ($ 46 million same date last year) allows us to meet our liquidity needs and to execute on our product development and investment strategy.

Further details of Rediff.com’s results for the fourth quarter and fiscal year ended March 31, 2010 are appended in tabular form to this press release. A script of the earnings result conference call held on May 19, 2010 will also be made available on Rediff’s Investor Information website at investor.rediff.com.
About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “project,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology related risks, legal and regulatory policies, managing risks associated with customer products and the wide spread acceptance of the Internet. Readers should carefully review the risk factors and any other cautionary statements contained in Rediff’s Annual Report on Form 20-F, as well as other risks detailed in other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update or revise any forward-looking statements that may be made from time to time by it or on its behalf, whether as a result of new information, future events or otherwise.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2010
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended March 31		Year ended March 31
	2010	2009	2010	2009
Revenues
India Online	4.03	3.43	14.69	19.71
US Publishing	0.93	1.06	4.15	5.72
Total Revenues	4.96	4.49	18.84	25.43

Cost of Revenues *	(2.50)	(2.50)	(10.11)	(10.37)

Gross Margin	2.46	1.99	8.73	15.06
Gross Margin %	50%	44%	46%	59%

Operating Expenses *	(4.33)	(3.47)	(15.36)	(16.59)

Operating EBITDA	(1.87)	(1.48)	(6.63)	(1.53)

Depreciation / Amortization	(1.18)	(1.39)	(5.00)	(6.25)

Interest Income	0.81	1.11	4.01	4.51

Other Income	0.05	—	0.05	0.04

Goodwill and other impairment	—	(6.91)	(0.14)	(7.95)

Foreign Exchange Gain/ (Loss)	0.07	(0.10)	0.19	0.09

Equity in net loss of equity method investee	(0.16)	(0.08)	(0.42)	(0.13)

Net loss before income taxes	(2.28)	(8.85)	(7.94)	(11.22)

Tax	—	(0.01)	(0.03)	(0.04)

Net loss	(2.28)	(8.86)	(7.97)	(11.26)

Net loss per ADS (in US dollars)	(0.080)	(0.303)	(0.274)	(0.385)

Net loss per ADS (in US dollars) diluted	(0.080)	(0.303)	(0.274)	(0.385)

Weighted average ADS Outstanding (in millions)	28.61	29.23	29.08	29.23

* Stock based Compensation included in:
Cost of revenue	0.02	0.03	0.10	0.12
Operating expenses	0.08	0.16	0.73	1.04

Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•
Costs of revenue presented in the statement of operations for the quarters and years ended March 31, 2010 and 2009 includes internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) incurred for the operation of the Rediff website; these costs were earlier included as part of Operating expenses.

•
During the Fiscal year ended March 31, 2010 the company established a ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2010
(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2010	2009	2010	2009

Operating EBITDA (Non GAAP)	(1.87)	(1.48)	(6.63)	(1.53)

Depreciation / Amortization	(1.18)	(1.39)	(5.00)	(6.25)

Interest Income	0.81	1.11	4.01	4.51

Other Income	0.05	—	0.05	0.04

Goodwill and other impairment	—	(6.91)	(0.14)	(7.95)

Foreign Exchange Gain/ (Loss)	0.07	(0.10)	0.19	0.09

Equity in net loss of equity method investee	(0.16)	(0.08)	(0.42)	(0.13)

Net loss before income taxes	(2.28)	(8.85)	(7.94)	(11.22)

Tax	—	(0.01)	(0.03)	(0.04)

Net loss (GAAP)	(2.28)	(8.86)	(7.97)	(11.26)
Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2010
(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2010	2009	2010	2009

Operating Expenses (GAAP)	5.51	4.86	20.36	22.84

Depreciation/Amortization	(1.18)	(1.39)	(5.00)	(6.25)

Operating Expense (Non-GAAP)	4.33	3.47	15.36	16.59
For further details contact:
Mandar Narvekar
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extension: 138
Fax.: +91-22-2444-6837